September 15, 2005


Via Facsimile (713) 229-1522

Gene J. Oshman, Esq.
Baker Botts L.L.P.
3000 One Shell Plaza
910 Louisiana
Houston, Texas 77002
(713) 229-1234

RE:	EGL, Inc.
      Schedule TO-I filed August 30, 2005
	File No. 005-49709

Dear Mr. Oshman:

      We have the following comments on the above-referenced filing:

Schedule TO-I
Conditions of the Tender Offer, page 24

1. We note your proposed amendment and response to prior comment four. Your inclusion of a financing condition in spite of having obtained binding commitment letters providing the financing required to complete the tender offer suggests that the commitment letters may be unreliable. Binding commitment letters should render a financing condition unnecessary. If you do not believe that the financing condition is unnecessary, please expressly state to us, in a supplemental response that includes supporting reasons, that the bidder`s receipt of financing is not a material change that would require the tender offer to remain open for at least five business days.

Closing Comments

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the Company and its management are in possession of all facts relating to a Company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

* the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

	Direct any questions to me at (202) 551-3257. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.


						Very truly yours,


						Celeste M. Murphy
						Special Counsel
						Office of Mergers & Acquisitions